China Digital TV Holding Co., Ltd.
Notice of Annual General Meeting of Shareholders

Notice is hereby given that the Annual General Meeting of Shareholders (the “Meeting”) of China Digital TV Holding Co., Ltd., a company incorporated under the laws of the Cayman Islands (the “Company”), will be held on May 23, 2011, at 10:00 a.m., Beijing time, at the 4th Floor, Jingmeng High-Tech Building B, No. 5 Shangdi East Road, Haidian District, Beijing, China, for the purposes of considering and, if thought fit, passing the following resolution (with or without modification) as ordinary resolution:

ORDINARY RESOLUTIONS

1.	Re-election of incumbent director Jianhua Zhu as a Class I Director for a new three-year term.

2.	Re-election of incumbent director Zengxiang Lu as a Class I Director for a new three-year term.

Additional information regarding the matters to be acted on at the Meeting can be found in the accompanying proxy statement (the “Proxy Statement”).

All holders of record of the Company’s ordinary shares as of April 22, 2011, will be entitled to attend and vote at the Meeting.

This notice of the Meeting, the proxy card, the Proxy Statement and a copy of the Company’s Annual Report for the year ended December 31, 2009 are also available through the Company’s website at http://ir.chinadtv.cn. The Company will also provide a hard copy of the Company’s complete audited financial statements free of charge to the shareholders upon request. Our Annual Report does not constitute proxy soliciting material.

By Order of the Board of Directors,

/s/ Jianhua Zhu
Jianhua Zhu
Chairman and Chief Executive Officer
Beijing, China
April 13, 2011

SHAREHOLDERS:  PLEASE MARK, SIGN, DATE AND PROMPTLY RETURN THE PROXY CARD IN THE ENCLOSED ENVELOPE SO IT IS RECEIVED NO LATER THAN May 16, 2011, 10:00 a.m.

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